Exhibit 99.1

Procaps Group Reports Second Quarter 2023 Results

Net Revenues Increased 7% in 1H23 year-over-year on a constant currency basis, signaling positive performance of Rx products

MIAMI, USA – BARRANQUILLA, COL – September 5, 2023 – Procaps Group, S.A. (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated international healthcare and pharmaceutical services company, today announced its financial results for the three months ended June 30, 2023 (“2Q23”) and the six months ended June 30, 2023 ("1H23”).

“Amidst a challenging 2Q23, we're accelerating our strategic plan, bolstered by operational agility. While short-term impacts were expected, we believe our proactive approach to cost-cutting positions us for a more resilient 4Q23. We're addressing cash flow concerns, adapting pricing strategies, and taking a long-term view.”, said Rubén Minski, CEO of Procaps.

Financial Highlights 2Q23 & 1H23

●	Net revenues totaled $110 million for 2Q23, impacted mainly by currency devaluation and CDMO order phasing. On a constant currency basis, net revenues increased by 4%. For 1H23, net revenues totaled $194 million, an increase of 7% on a constant currency basis.

●	Gross profit for 2Q23 totaled $61 million, with a 56% gross margin, and totaled $107 million for 1H23 with a 55% gross margin. Previous year quarters were positively impacted by the sale of brands and mix of products sold.

●	Adjusted EBITDA was $20 million in 2Q23, with an Adjusted EBITDA margin of 18%. For 1H23, Adjusted EBITDA was $29 million.

U$ million	2Q23	2Q22	Δ%	1H23	1H22	Δ%
Net Revenues	110	112	-2%	194	198	-2%
FX Impact on Net Revenues	(7)	-	-7%	(18)	-	-9%
Constant Currency Net Revenues	117	112	4%	212	198	7%
Gross profit	61	73	-16%	107	120	-10%
Gross margin	56%	65%	-901 bps	55%	60%	-525 bps
Adjusted EBITDA	20	28	-28%	29	37	-20%
FX Impact on Adjusted EBITDA	(1.4)	-		(3.3)	-
Constant Currency Adjusted EBITDA	21	28	-23%	33	37	-11%
Adj. EBITDA margin	18%	24%	-645 bps	15%	19%	-349 bps

Management Commentary

Procaps Chief Executive Officer, Ruben Minski, commented:

“In the midst of a challenging 2Q23, we remained steadfast in executing our strategic plan. We are accelerating our efforts to streamline operations, enhance cash generation, and position for sustainable growth.

“There was a combination of factors related to the macroeconomic environment that challenged the entire industry in our region. Rising costs from inflation and high interest rates, along with working capital requirements, and several pharma companies delaying ordering of our products to reduce inventory and their working capital needs.

“It is important to acknowledge that we believe the impacts we've faced, while significant, are temporary. The challenges in the quarter were anticipated, and we are taking proactive steps to address them.

“While we couldn´t fully pass on increased costs to our customers, we are adapting our strategies to navigate this dynamic landscape and protect our profitability.

“Customer behavior resulted in inventory fluctuations and exchange rate shifts affected our performance. However, we are seeing some favorable exchange rate shifts, benefitting our customers, and bolstering our recovery.

“Our partners have navigated similar challenges, resulting in lower inventory levels. We anticipate a few more months of pressure before experiencing relief towards the end of the year.

“We have several product launches expected for the second half of this year and we also have orders from our CDMO partners scheduled that were postponed for the same period.

“We’re encouraged by the ramp up of new products launched in the last 36 months and growth in demand for our Rx products (15% growth in 1H23), Clinical Specialties (6% growth in 1H23), and our B2B business which is receiving new orders indicating a potentially stronger 4Q23 after a potentially flat 3Q23.

“While the road ahead may seem challenging, our approach is rooted in a long-term perspective. We acknowledge the need for a more strategic direction and are committed to refining our plans to ensure a stronger, more resilient organization that thrives beyond short-term hurdles,” concluded Minski.

Innovation & Launches

Total R&D expenses, including the amount capitalized as intangible assets, totaled $7.5 million in 2Q23, or 6.8% of total net revenues in the period, including CAPEX expenses in the amount of $2.2 million, representing 2.0% of total net revenues.

Our renewal rate (% of net revenues from new products launched in the last 36 months) was 34.2% during 1H23, delivering approximately $66.4 million in net revenues, including $39.6 million in 2Q23. Launches depend on registration approval from regulatory agencies and we could have phasing from quarter to quarter depending on the time of these approvals.

Ramp up for products launched in the last 36 months is performing well, highlighted by Aludel (oncology – prostate cancer), Dolofen Xtra (first ever Unigel triple combo for migraines), Glaritus (injectable insulin), DOL B-VIT (injectable B Complex with lidocaine, using dual chamber technology), and Dexkedol (oral and injectable options for chronic pain management). Geo expansion launches including women’s health, cardiovascular, and gastro products are also performing well according to the ramp up trajectory.

Products launched during 2Q23 represented $13.0 million in net revenues, totaling net revenues of $17.1 million in 1H23 for products launched in the period, highlighted by Dolofen Xtra, DOL B-VIT, Dexkedol, and Kinex (specialty supplement for men during hair loss treatment).

Second Quarter 2023 Financial Results

Net Revenues

Net revenues totaled $110.1 million in 2Q23, compared to net revenues of $112.4 million for 2Q22, a decrease of 2.1% year-over-year. On a constant currency basis, net revenues increased 4.3% from 2Q22 to 2Q23, totaling $117.3 million. In 2Q22 there was a recognition of sales of brands in the amount of approximately $3.5 million, leading to a higher comparison base.

The YoY decrease was mainly driven by the impact of the devaluation of some local currencies totaling $7.2 million (particularly in Colombia) as well as CDMO order phasing, especially for U.S. clients, a decrease in sales related to Rymco ceased operations, and a decrease of sales in the OTC market in El Salvador.

Net revenues from 2Q23 increased by 30.8% when compared with 1Q23, positively impacted by an increase in sales of (i) $8.5 million in Procaps Colombia, (ii) $7.0 million in Nextgel; (iii) $5.0 million in CASAND; (iv) $4.2 million in CAN, and (v) $1.1 million in Diabetrics. This reflects an uptake of sales in all regions and business segments.

In terms of business lines, Rx (approximately 46% of total net revenues) presented the highest growth for 1H23, followed by Clinical Specialties (approximately 7% of total net revenues) and OTC (approximately 18% of total net revenues).

Net revenues totaled $194.2 million in 1H23 and $211.9 million on a constant currency basis, an increase of 7.0% from 1H22.

Net revenues by strategic business segment are shown below:

U$ million	2Q23	%NR	2Q23*	2Q22	%NR	Δ%	Δ%*
CAN	13.8	12.6%	13.9	16.8	15.0%	-18.0%	-17.6%
CASAND	21.0	19.1%	20.9	17.1	15.2%	22.9%	22.4%
Diabetrics	5.2	4.7%	5.9	6.0	5.3%	-12.8%	-1.6%
Nextgel	32.0	29.1%	33.5	32.9	29.3%	-2.9%	1.9%
Procaps Colombia	38.0	34.6%	43.1	39.6	35.2%	-3.9%	8.8%
Total Net Revenues	110.1	100.0%	117.3	112.4	100.0%	-2.1%	4.3%

U$ million	1H23	%NR	6M23*	1H22	%NR	Δ%	Δ%*
CAN	23.4	12.0%	23.5	28.1	14.2%	-16.8%	-16.3%
CASAND	37.0	19.1%	37.3	29.7	15.0%	24.9%	25.7%
Diabetrics	9.3	4.8%	10.8	10.6	5.3%	-12.4%	1.8%
Nextgel	56.9	29.3%	61.3	58.3	29.4%	-2.3%	5.2%
Procaps Colombia	67.6	34.8%	79.0	71.5	36.1%	-5.4%	10.6%
Total Net Revenues	194.2	100.0%	211.9	198.0	100.0%	-1.9%	7.0%

*	Constant currency basis

Central America North (CAN)

Net revenues for the CAN business segment were $13.8 million in 2Q23, an increase of 44.4% versus 1Q23, and a decrease of 18.0% versus 2Q22. 2Q23 followed the same trend as 1Q23, which was impacted mainly by a decrease in the OTC VitalCare segment in El Salvador. Also, 2Q22 was positively impacted by the sales of brand in the amount of approximately $3.5 million.

Net revenues for 1H23 were impacted by the effects mentioned above, reaching $$23.4 million in 1H23, a decrease of 16.8% in the period.

We reinforced our sales force in El Salvador, focusing on opening new distributors for the OTC market and we can see the improvement from 1Q23 to 2Q23.

The Rx portfolio grew approximately 5.7% in 2Q23, and Clinical Specialties more than doubled. Nicaragua and Honduras have shown significant improvement from 2Q22, growing approximately 25.6% and 69.8%, respectively, in the period.

Central America South and Andean Region (CASAND)

Net revenues for the CASAND business segment totaled $ 21.0 million in 2Q23, an increase of 31.2% versus 1Q23 and an increase of 22.9% when compared to 2Q22, mainly due to the positive performance of new products launched in the region, such as Dol B-vit, Fortzink and Dexkedol; and a sales increase in the existing product portfolio, such as Merobac, Dayflu, Alercet D, Albisec, among others. On a constant currency basis, net revenues increased by 22.4% in the quarter.

Net revenues for 1H23 reached $37.0 million, an increase of 24.9%. On a constant currency basis net revenues increased by 25.7%.

Panama and Dominican Republic performed well, with net revenues growth of approximately 40.0% and 65.1%, from 2Q22 to 2Q23, respectively.

Diabetrics

Diabetrics net revenues totaled $5.2 million, an increase of 28.3% from 1Q23, and a decrease of 12.8% when compared with 2Q22, mainly impacted by currency devaluation of approximately $0.7 million. On a constant currency basis, net revenues decreased 1.6% from 2Q22 to 2Q23.

2023 is a transition year for this business unit. We are working on several G&A synergies, such as integrating the back office and sales force with Procaps Colombia.

Net revenues for 1H23 reached $9.3 million, and $10.8 million on a constant currency basis, an increase of 1.8% versus 1H22.

We have launched in El Salvador and Ecuador, and we are receiving registration approvals for aditiona products in Mexico, where we expect to launch a more complete portfolio by the end of 2024.

Nextgel

Net revenues for the Nextgel business segment were $32.0 million in 2Q23, an increase of 28.1% versus 1Q23, and a decrease of 2.9% versus 2Q22, impacted mainly by currency devaluation of approximately $1.6 million. On a constant currency basis, net revenues increased by 1.9%, compared to 2Q22.

The quarter was negatively impacted mainly by order phasing from some of our U.S. clients in gummies and soft gels, phasing of product development services, the ongoing impact of the change of manufacturing site of dronabinol, and the ongoing bioequivalence test for progesterone. We expect to see a positive effect in the second half of the year.

Net revenues for 1H23 totaled $56.9 million, and $61.3 million on a constant currency basis, an increase of 5.2% versus 1H22, positively impacted by the portfolio increase from existing partners from Latin America.

Procaps Colombia

Net revenues for the Procaps Colombia segment totaled $38.0 million in 2Q23, an increase of 28.7% from 1Q23, and a decrease of 3.9% versus 2Q22, impacted by the currency devaluation of approximately $5.0 million and the decrease in sales of the Rymco ceased operations.

The RX Farma Procaps sales grew approximately 14.4% in 2Q23 versus 2Q22, Clinical Specialties grew approximately 9.0% and the OTC VitalCare business unit grew approximately 7.6%, primarily due to the demand increase of its leading brands in the market as well as the positive rollout of new products. Approximately 21% of total net revenues came from new products launched in the last 36 months.

Net revenues for 1H23 totaled $67.6 million, and $79.0 million on a constant currency basis, for an increase of 10.6% in comparison with 1H22, on a constant currency basis.

Gross Profit

Gross profit totaled $61.2 million in 2Q23, with a 55.6% gross margin, and $107.3 million in 1H23, with a 55.2% gross margin for the period.

Gross profit was negatively impacted by currency devaluation of approximately $4.0 million, higher COGS negatively affected by the mix of products sold and the decrease of product development services. There was also a higher comparison base from 2Q22, when there were sales of brands that affected gross profit by approximately $3.5 million.

U$ million	2Q23	2Q22	Δ%	1H23	1H22	Δ%
Net Revenues	110.1	112.4	-2.1%	194.2	198.0	-1.9%
COGS	(48.9)	(39.8)	22.8%	(87.0)	(78.3)	11.1%
Gross Profit	61.2	72.6	-15.8%	107.3	119.8	-10.4%
Gross Margin	55.6%	64.6%	-901.2 bps	55.2%	60.5%	-524.6 bps

Operating Expenses

Operating expenses totaled $16.5 million in 2Q23, a decrease of 73.9% versus 2Q22, mainly due to the positive Other Expenses.

SG&A totaled $46.1 million in 2Q23, a decrease of 15.4% versus 2Q22, representing 41.9% of total net revenues. On a constant currency basis, SG&A decreased 10.0% in the quarter. The decrease was a consequence of the ongoing efforts related to the value creation initiatives.

SG&A totaled $88.9 million in 1H23, a decrease of 10.4% versus 1H22, representing 45.8% of total net revenues. On a constant currency basis, SG&A decreased 2.6% in 1H23.

U$ million	2Q23	%NR	2Q22	%NR	Δ%
Sales and marketing expenses	(21.5)	19.5%	(25.7)	22.8%	-16.2%
Administrative expenses	(24.6)	22.4%	(28.8)	25.7%	-14.7%
Other expenses	29.6	-26.9%	(8.6)	7.7%	n.a.
Total Operational Expenses	(16.5)	15.0%	(63.1)	56.2%	-73.9%

U$ million	6M23	%NR	6M22	%NR	Δ%
Sales and marketing expenses	(42.2)	21.7%	(45.8)	23.1%	-8.0%
Administrative expenses	(46.7)	24.1%	(53.4)	27.0%	-12.5%
Other expenses	33.6	-17.3%	(3.5)	1.8%	n.a.
Total Operational Expenses	(55.3)	28.5%	(102.7)	51.9%	-46.2%

Sales and marketing expenses totaled $21.5 million in 2Q23, a decrease of 16.2% versus 2Q22, mainly due to the efforts of the value creation initiatives. 1H23, sales and marketing expenses totaled $42.2 million.

Administrative expenses totaled $24.6 million in 2Q23, a decrease of 14.7% versus 2Q22, mainly driven by the execution of the value creation initiatives. 1H23, expenses totaled $46.7 million, a decrease of 12.5% versus 1H22.

Other expenses for 2Q23 and 1H23 are related mainly to the impact of exchange rate differences from the balance sheet that is reflected in the P&L of approximately $10.5 million and the one-time settlement with third parties with respect to certain matters in favor of the Company of approximately $19.3 million.

Contribution Margin

Contribution Margin1 (CM) is determined by subtracting sales and marketing expenses from gross profit. Procaps views Contribution Margin as an important measure to understand each business segment’s performance.

U$ million	2Q23	%CM	2Q23*	2Q22	%CM	Δ%	Δ%*
CAN	5.8	15.0%	5.8	6.3	13.3%	-6.8%	-6.8%
CASAND	10.1	26.1%	10.1	6.9	14.7%	45.8%	45.9%
Diabetrics	0.1	0.2%	0.1	1.4	3.0%	-95.2%	-90.1%
Nextgel	11.5	29.7%	12.4	17.5	37.0%	-34.0%	-29.3%
Procaps Colombia	11.3	29.0%	13.2	15.1	32.0%	-25.5%	-12.7%
Total Contribution Margin	38.8	100.0%	41.7	47.2	100.0%	-17.8%	-11.8%

U$ million	1H23	%CM	1H23*	1H22	%CM	Δ%	Δ%*
CAN	8.6	13.3%	8.6	8.4	11.3%	2.9%	3.0%
CASAND	16.7	25.6%	16.8	11.8	16.0%	40.7%	41.7%
Diabetrics	(0.4)	-0.7%	(0.4)	1.3	1.8%	-132.3%	-127.0%
Nextgel	20.0	30.6%	22.0	27.7	37.4%	-27.9%	-20.6%
Procaps Colombia	20.3	31.2%	24.8	24.9	33.5%	-18.2%	-0.2%
Total Contribution Margin	65.2	100.0%	71.9	74.1	100.0%	-12.1%	-3.0%

*	Constant currency basis

CAN contribution margin was positively affected by the value creation initiatives, offset by higher comparison base with the sale of brands in 2Q22.

CASAND contribution margin was mainly a result of higher sales and the mix of products sold, impacted by an increase in commercial efforts.

Diabetrics contribution margin was impacted by the change in our portfolio product mix.

Nextgel contribution margin was impacted mainly by higher costs and operational expenses due to the hiring of additional personnel as part of the commencement of operations at the West Palm Beach facility the construction of the Funtrition facility, and the decrease in product development services that positively affected 2Q22.

Procaps Colombia contribution margin was impacted mainly by higher costs related to the mix of products sold.

[1]	Contribution Margin is a non-IFRS measure. Please see the Appendix for a reconciliation of Contribution Margin to Gross Profit and Gross Margin.

Adjusted EBITDA

Adjusted EBITDA2 totaled $19.9 million in 2Q23, with an 18.1% Adjusted EBITDA margin.

Adjusted EBITDA for 1H23 totaled $29.2 million, with a 15.1% Adjusted EBITDA margin.

Adjusted EBITDA was impacted mainly by the same effects from gross profit - higher comparison base from 2Q22, when there were sales of brands that contributed approximately $3.5 million to Adjusted EBITDA and higher product development services; and higher COGS in 2Q23 negatively affected by the mix of products sold.

U$ million	2Q23	%NR	2Q22	%NR	Δ%
Net Income	27.0	24.5%	(6.9)	-6.2%	n.a.
Financial expenses	6.8	6.2%	18.8	16.7%	-63.9%
Income tax	11.0	10.0%	(2.4)	-2.1%	-562.4%
D&A	4.3	3.9%	4.9	4.3%	-12.2%
EBITDA	49.0	44.5%	14.4	12.8%	241.0%
FX translation adjustments[1]	(10.5)		8.4		-225.1%
Transaction expenses[2]	(19.3)		3.7		n.a.
Other expenses[3]	0.6		1.1		-42.9%
Adjusted EBITDA	19.9	18.1%	27.5	24.5%	-27.9%
Adjusted EBITDA margin	18.1%	18.1%	24.5%		-644.7 bps

U$ million	1H23	%NR	1H22	%NR	Δ%
Net Income	33.6	17.3%	9.5	4.8%	n.a.
Financial expenses	5.1	2.6%	4.2	2.1%	21.9%
Income tax	13.2	6.8%	3.3	1.7%	301.9%
D&A	8.0	4.1%	8.4	4.2%	-4.7%
EBITDA	59.9	30.9%	25.4	12.8%	135.9%
FX translation adjustments[1]	(14.4)		3.2		n.a.
Transaction expenses[2]	(19.3)		6.1		n.a.
Other expenses[3]	3.0		2.1		45.4%
Adjusted EBITDA	29.2	15%	36.7	18.5%	-20.4%
Adjusted EBITDA margin	15.1%	15.1%	18.5%		-349.1 bps

[2]	EBITDA table above - shows Adjusted EBITDA and a reconciliation of net income, which the Company believes is the most comparable IFRS measure, to Adjusted EBITDA. See under “Reconciliation” on the Appendix for detailed adjustments explanations.

Financial Expenses

Net financial expenses totaled $6.8 million in 2Q23 and $5.1 million in 1H23, negatively impacted mainly by interest expenses.

There was a positive impact related to the net fair value gain of the Procaps ordinary shares held in escrow and warrants liabilities, which are non-cash items. Excluding this effect, net financial expenses totaled $11.8 million in 2Q23 and $21.3 million in 1H23, mostly impacted by interest expense ($10.6 million in 2Q23 and $19.4 million in 1H23).

U$ million	2Q23	2Q22	Δ%	1H23	1H22	Δ%
Banking expenses and fees	(0.9)	(0.4)	137.3%	(1.3)	(0.8)	64.1%
Others financial expenses	(0.3)	(0.3)	12.5%	(0.6)	(0.4)	42.4%
Net fair value gain/loss of warrants liabilities	2.5	(1.1)	n.a.	6.5	0.6	914.9%
Net fair value gain/loss of shares held in escrow	2.5	(10.8)	n.a.	9.7	7.7	25.0%
Interest expenses	(10.6)	(6.3)	68.4%	(19.4)	(11.4)	70.3%
Net Financial Expenses	(6.8)	(18.8)	-63.9%	(5.1)	(4.2)	21.9%

Net Income

Procaps reported net income of $27.0 million for 2Q23 and a loss of $6.9 million for 2Q22. Non-cash items totaled $5.0 million in 2Q23 and $11.9 million in 2Q22.

Net income for 1H23 totaled $33.6 million, an increase from $9.5 million in 1H22. Non-cash items totaled $16.1 million in 1H23 and $8.4 million in 1H22.

U$ million	2Q23	%NR	2Q22	%NR	Δ%	1H22	%NR	1H22	%NR	Δ%
EBIT	44.7	40.6%	9.5	8.4%	370.9%	51.9	26.7%	17.0	8.6%	205.0%
Net Financial Expenses	(6.8)	-6.2%	(18.8)	-16.7%	-63.9%	(5.1)	-2.6%	(4.2)	-2.1%	21.9%
EBT	37.9	34.5%	(9.3)	-8.3%	n.a.	46.8	24.1%	12.8	6.5%	265.2%
Income Tax	(11.0)	-10.0%	2.4	2.1%	n.a.	(13.2)	-6.8%	(3.3)	-1.7%	301.9%
Net Income	27.0	24.5%	(6.9)	-6.2%	n.a.	33.6	17.3%	9.5	4.8%	252.5%

Indebtedness

As of June 30, 2023, our total gross debt was $288.3 million, compared to $285.9 million as of December 31, 2022.

Gross debt consisted mainly of Senior Notes in the amount of $115.0 million; other loans in the amount of $93.8 million, a syndicated loan in the amount of $40.2 million, and lease liabilities in the amount of $35.0 million. Total gross debt is carried at an average cost of 13.3%.

The Senior Notes have a fixed interest rate of 8.5% and mature in 2031. Other loans consist of loans in different currencies (COPs, Soles, Brazilian Reais and USD) with differing interest rates, some with variable rates. The syndicated loan is in COPs, with a variable interest rate of IBR+5.30% and maturity by 2025.

Cash totaled $11.5 million as of June 30, 2023. Cash decrease was impacted mainly by changes in the working capital and the payment of short-term debts that were not rolled over.

Total net debt as of June 30, 2023, totaled $276.8 million, of which approximately 29% consisted of short-term obligations.

Net debt/Adjusted EBITDA was 4.5x for the year ended June 30, 2023, compared to 3.5x for the year ended December 31, 2022.

U$ million	1H23		2022		1H22
Short Term	118.7		257.5		75.7
Long Term	169.6		28.4		181.8
Gross Debt	288.3		285.9		257.5
Cash and cash equiv.	11.5		43.0		37.6
Net Debt	276.8		242.9		220.0
Adjusted EBITDA LTM	62.7		70.1		103.8
Net Debt / Adj. EBITDA	4.4	x	3.5	x	2.1	x

On August 16, 2023, we entered into a Credit Agreement with Bancolombia and Banco Davivienda, as lenders. The Credit Agreement provides for a loan of up to COP$247,817,751,759.49. The proceeds of the loan are to be used exclusively for the prepayment of existing indebtedness of the Company and its subsidiaries, including the full repayment of the outstanding indebtedness under the syndicated loan agreement. The Credit Agreement provides for a term of six years, and interest accrues thereunder at a rate equal to the Colombian Central Bank’s reference rate (for a three-month tenor) plus 8.50%.

Capital Expenditures (“CAPEX”)

As of June 30, 2023, CAPEX totaled $12.7 million, comprised of $7.2 million of property, plant & equipment (“PP&E”) and $ 5.5 million of intangible CAPEX.

PP&E CAPEX refers mainly to the construction of the new Miramar site for Funtrition, the increase of installed capacity in our plants and the expansion of analytical lab capacity.

Intangible CAPEX refers mainly to investments in the development of new products and product sanitary registration fees.

These investments are aligned with our strategic growth plan to increase production capacity, facilities improvements and increase capacity to develop new products.

U$ million	1H23	% NR	1H22	% NR	Δ%
Intangible CAPEX	5.5	2.8%	5.1	2.6%	7.6%
PP&E CAPEX	7.2	3.7%	10.5	5.3%	-31.3%
Total CAPEX	12.7	6.5%	15.6	7.9%	-18.6%

Cash Flow

Cash flow from operating activities during 2Q23 was $30.3 million, mainly impacted by changes in working capital.

U$ million	1H23	1H22	Δ%
Net Income	33.6	9.5	252.5%
D&A	8.0	8.4	-4.2%
Income Tax expenses	13.2	3.3	301.8%
Finance expenses	5.1	4.2	21.9%
Other adjustments	(13.2)	1.8	n.a.
Changes in working capital	(16.4)	(6.4)	158.8%
Cash from operations	30.3	20.9	45.1%
Interest paid	(1.9)	(0.9)	98.6%
Income tax paid	(4.9)	(3.6)	34.0%
Operating Cash Flow	23.5	16.3	44.5%
CAPEX and R&D investments	(12.9)	(13.1)	-1.3%
Free Cash Flow	10.6	3.2	230.4%
Financing Cash Flow	(43.6)	(36.2)	20.8%
Increase (Decrease) in Cash	(33.0)	(33.0)	20.8%

Cash conversion cycle was 137 days ($154.0 million).

(days)	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23
Acounts receivables (DSO)	103	96	100	107	114	103	121.0
Inventories (DIO)	70	85	83	83.1	85.0	87.4	91.7
Accounts payable - suppliers (DPO)	75	78	76	78.8	79.2	70.4	76.2
Working Capital	98	103	107	111	120	120	137

Board of Director Update

Effective August 29, 2023, Mr. Alejandro Weinstein respectfully resigned from the board of directors (the “Board”) of Procaps Group, S.A. (the “Company”). Mr. Weinstein decided to resign based on disagreements with the Board regarding the strategic priorities and direction of the Company.

Alberto Eguiguren Correa, who was originally appointed to the Board pursuant to the nomination rights of Hoche Partners Pharma Holding S.A. (of which Mr. Weinstein is the sole beneficial owner), shall continue his service on the Board.

The Company is considering and evaluating potential candidates for a successor to Mr. Weinstein.

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,500 employees working under a sustainable model. Procaps develops, manufactures, and markets over the counter (OTC) pharmaceutical products and prescription pharmaceutical drugs (Rx), nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com.

APPENDIX

Portfolio Overview

Procaps´ portfolio is comprised by 5 business lines: Nextgel, Diabetrics, Farma Procaps, Clinical Specialties, and Vital Care.

Nextgel

Nextgel is the iCDMO (integral contract development and manufacturing organization) arm of Procaps. We develop and manufacture proprietary Softgel technology, such as Unigel, Versagel, Chewgel, G-tabs and specialized gummies. We export to over 50 countries and partner with global and regional pharmas. This is exclusively a B2B channel.

Diabetrics

Diabetrics is a health solution for diabetes patients. It is a patient-centric solution, offering a comprehensive portfolio of products and differentiated services. This solution is offered in Colombia, and we expect to launch in Central America and Mexico beginning in 2023.

Farma Procaps

Farma Procaps formulates, manufactures and markets branded prescription drugs. It represents a high-growth portfolio that focuses on nine therapeutic areas: feminine care products, pain relief, skin care, digestive health, growth and development, cardiology, vision care, central nervous system and respiratory.

Clinical Specialties

Clinical Specialties business line develops, manufactures, and markets high-complexity drugs for hospitals and clinics, such as antibiotics, blood clots, immunosuppressants, oncology, and analgesics products.

VitalCare

VitalCare business line develops, manufactures, and markets OTC consumer healthcare products through an extensive portfolio focused on high-prevalence therapeutic areas, including gastrointestinal, skin care, cough, and cold, analgesics, urological, and vitamins, minerals, and supplements.

Our Farma Procaps, VitalCare and Clinical Specialties business units are part of three business segments: CAN, CASAND, and Procaps Colombia.

Procaps Colombia primarily serves the Colombian market; CAN primarily serves the Honduras, Nicaragua, El Salvador, United States, and Guatemala markets; and CASAND primarily serves the Panama, Costa Rica, Ecuador, Dominican Republic, Peru, and Bolivia markets.

Use of Non-IFRS Financial Measures

Our management uses and discloses EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Net Debt-to-Adjusted EBITDA ratio, Contribution Margin, Contribution Margin on a constant currency basis and net revenue on a constant currency basis, which are non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. These non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Net Debt-to- Adjusted EBITDA ratio

We define EBITDA as profit (loss) for the period before interest expense, net, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, certain transaction costs incurred in connection with the business combination (“Business Combination”) with Union Acquisition Corp. II (“Union”), certain listing expenses incurred in connection with the Business Combination, certain costs related to business transformation initiatives, certain foreign currency translation adjustments and certain other finance costs, and other nonrecurring nonoperational or unordinary items as the Company may deem appropriate from time to time. We also report Adjusted EBITDA as a percentage of net revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins. None of EBITDA, Adjusted EBITDA or Adjusted EBITDA margin are presented in accordance with generally accepted accounting principles (“GAAP”) or IFRS and are non-IFRS financial measures.

We use EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio for operational and financial decision-making and believe these measures are useful in evaluating our performance because they eliminate certain items that we do not consider indicators of our operating performance. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt-to-Adjusted EBITDA ratio are also used by many of our investors and other interested parties in evaluating our operational and financial performance across reporting periods. We believe that the presentation of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt-to- Adjusted EBITDA ratio provides useful information to investors by allowing an understanding of key measures that we use internally for operational decision-making, budgeting, evaluating acquisition targets, and assessing our operating performance.

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to- Adjusted EBITDA ratio are not recognized terms under IFRS and should not be considered as a substitute for net income (loss), cash flows from operating activities, or other income or cash flow statement data. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under IFRS. We strongly encourage investors to review our financial statements in their entirety and not to rely on any single financial measure.

Because non-IFRS financial measures are not standardized, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio, as defined by us, may not be comparable to similarly titled measures reported by other companies. It, therefore, may not be possible to compare our use of these non-IFRS financial measures with those used by other companies.

Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

for the three months ended June 30, 2023 and 2022 – Adjustments Explanations

(1)	Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries from U.S. dollars into the functional currency of those subsidiaries as of June 30, 2023 and 2022.

(2)	Transactions expenses for the period ended June 30, 2023 primarily include the one-time settlement with third parties with respect to certain matters in favor of the Company of approximately $19.3 million. For the period ended June 30, 2022, these expenses primarily include: (i) consulting and legal fees and expenses related to acquisitions and other transactions in the amount of $1.9 million, (ii) consulting and legal fees and expenses related to operations in the amount of $1.5 million, (iii) incremental director & officer policy insurance costs incurred of $0.3 million in connection with the Business Combination.

(3)	Other expenses consist of business transformation initiatives implemented during both periods.

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We currently present net revenue on a constant currency basis. We calculate constant currency by calculating three month-end period for the three months and six months ended June 30, 2023 using prior-period (three months and six months ended June 30, 2022) foreign currency exchange rates. The functional foreign currencies for the primary regional markets where we operate, such as the Colombian Peso and the Brazilian Real, were adjusted on a constant currency basis at the exchange rates of COP$3,914.46 per U.S. $1.00 and R$5.0782 per U.S. $1.00, for the three months and six months ended June 30, 2022. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.

Contribution Margin

We define Contribution Margin as gross profit less selling expenses. Contribution Margin is one of the key performance indicators we use in evaluating our profitability. We believe Contribution Margin is useful to investors in evaluating our operating performance compared to other companies in the pharmaceutical industry, as similar measures are commonly used by companies in this industry.

The following table provides a reconciliation from gross profit to Contribution Margin for the three and six months ended June 30, 2023 and 2022.

	U$ million	2Q22	1H22	2Q23	1H23
Nextgel	Net Revenues	32.9	58.3	32.0	56.9
	COGS	(12.4)	(24.9)	(16.4)	(30.1)
	Gross Profit	20.5	33.380	15.582	26.862
	Gross margin %	62.4%	57.3%	48.7%	47.2%
	Sales and marketing expenses	(3.0)	(5.7)	(4.0)	(6.9)
	Contribution margin	17.5	27.703	11.547	19.972
	Contribution margin %	53.1%	47.6%	36.1%	35.1%

Procaps Col	Net Revenues	39.6	71.5	38.0	67.6
	COGS	(16.1)	(32.1)	(20.7)	(35.9)
	Gross Profit	23.4	39.360	17.360	31.668
	Gross margin %	59.2%	55.1%	45.6%	46.8%
	Sales and marketing expenses	(8.3)	(14.5)	(6.1)	(11.3)
	Contribution margin	15.1	24.859	11.256	20.326
	Contribution margin %	45.9%	34.8%	35.2%	30.1%

CAN	Net Revenues	16.8	28.1	13.8	23.4
	COGS	(5.1)	(9.9)	(4.3)	(7.4)
	Gross Profit	11.8	18.220	9.562	15.947
	Gross margin %	69.9%	64.8%	69.2%	68.2%
	Sales and marketing expenses	(5.5)	(9.8)	(3.7)	(7.3)
	Contribution margin	6.3	8.394	5.836	8.637
	Contribution margin %	37.2%	29.9%	42.2%	36.9%

CASAND	Net Revenues	17.1	29.7	21.0	37.0
	COGS	(3.0)	(5.1)	(3.5)	(6.1)
	Gross Profit	14.1	24.599	17.547	30.957
	Gross margin %	82.3%	82.9%	83.5%	83.6%
	Sales and marketing expenses	(7.1)	(12.8)	(7.4)	(14.3)
	Contribution margin	6.9	11.847	10.133	16.670
	Contribution margin %	40.6%	39.9%	48.2%	45.0%

Diabetrics	Net Revenues	6.0	10.6	5.2	9.3
	COGS	(3.2)	(6.4)	(4.1)	(7.4)
	Gross Profit	2.8	4.195	1.136	1.816
	Gross margin %	47.1%	39.7%	21.8%	19.6%
	Sales and marketing expenses	(1.4)	(2.9)	(1.1)	(2.2)
	Contribution margin	1.424	1.339	0.068	(0.432)
	Contribution margin %	23.9%	12.7%	1.3%	-4.7%

Total	Net Revenues	112.4	198.0	110.1	194.2
	COGS	(39.8)	(78.3)	(48.9)	(87.0)
	Gross Profit	72.6	119.755	61.188	107.250
	Gross margin %	64.6%	60.5%	55.6%	55.2%
	Sales and marketing expenses	(25.7)	(45.8)	(21.5)	(42.2)
	Contribution margin	47.0	73.933	39.690	65.082
	Contribution margin %	42%	37.3%	36.1%	33.5%

EXHIBTS – 3Q23 FINANCIALS

Procaps Group, S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
Revenue	$110,057	$112,420	$194,219	$198,050
Cost of sales	(48,869)	(39,786)	(86,969)	(78,294)
Gross profit	61,188	72,634	107,250	119,756

Sales and marketing expenses	(21,497)	(25,665)	(42,167)	(45,822)
Administrative expenses	(24,602)	(28,845)	(46,721)	(53,400)
Finance expenses, net	(6,780)	(18,791)	(5,131)	(4,209)
Other income (expenses), net	29,627	(8,626)	33,585	(3,503)
Income/(Loss) before tax	37,936	(9,293)	46,816	12,822

Income tax expense	(10,981)	2,374	(13,240)	(3,295)
Income/(Loss) for the period	$26,955	$(6,919)	$33,576	$9,527

Income/(Loss) for the period attributable to:
Owners of the Company	26,955	(6,919)	33,576	9,527
Non-controlling interests	—	—	—	—

Earnings per share:
Basic and diluted, income/(loss) for the period attributable to ordinary equity holders of the Company (USD) [1]	0.27	(0.07)	0.33	0.09

Unaudited Condensed Consolidated Interim Statement of Financial Position

As of June 30, 2023 and December 31, 2022

(In thousands of United States Dollars, unless otherwise stated)

	As of June 30, 2023	As of December 31, 2022
Assets
Non-current assets
Property, plant and equipment, net	91,825	73,965
Right-of-use assets, net	40,771	39,013
Goodwill	5,791	5,791
Intangible assets, net	39,158	32,208
Investments in joint ventures	2,079	1,505
Other financial assets	6,111	210
Deferred tax assets, net	7,010	6,974
Other assets	2,424	3,078
Total non-current assets	$195,169	$162,744
Current assets
Cash	11,538	43,003
Trade and other receivables, net	136,541	129,602
Inventories, net	103,475	96,833
Amounts owed by related parties, net	2,226	2,474
Current tax assets, net	30,826	21,187
Other current assets	2,518	4,344
Other financial assets	8,429	—
Total current assets	$295,553	$297,443
Total assets	$490,722	$460,187

Liabilities and Stockholders’ Equity (Deficit)
Equity (Deficit)
Share capital	1,011	1,011
Share premium	377,677	377,677
Reserves	50,082	45,743
Accumulated deficit	(362,432)	(391,513)
Accumulated other comprehensive loss	(33,376)	(33,859)
Equity (deficit) attributable to owners of the company	$32,962	$(941)
Non-controlling interest	(935)	(937)
Total equity (deficit)	$32,027	$(1,878)
Non-Current liabilities
Borrowings	169,635	28,410
Warrant liabilities	4,461	10,916
Shares held in escrow	30,399	40,064
Deferred tax liabilities, net	3,400	7,821
Other liabilities	6,917	6,480
Total non-current liabilities	$214,812	$93,691
Current liabilities
Borrowings	118,684	257,525
Derivative financial liabilities	2,473	—
Trade and other payables	85,970	90,187
Amounts owed to related parties	3,922	2,914
Current tax liabilities, net	21,841	6,133
Provisions	195	138
Other liabilities	10,798	11,477
Total current liabilities	$243,883	$368,374
Total liabilities and stockholders’ equity (deficit)	$490,722	$460,187

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

	For the six months ended June 30
	2023	2022
Operating activities
Income for the period	$33,576	$9,527
Adjustments to reconcile net income with cash flow from operating activities before changes in working capital:
Depreciation of property, plant and equipment	2,662	2,932
Depreciation of right-of-use assets	3,070	3,005
Amortization of intangibles	2,291	2,436
Income tax expense	13,240	3,295
Finance expenses, net	5,131	4,209
Unrealized currency exchange rate differences	(15,793)	—
Share of result of joint ventures	(561)	109
Net loss (gain) on sale and disposal of property, plant and equipment	49	(590)
Net loss on disposal of intangibles	51	—
Inventory provision	2,502	1,010
Provision for bad debt	442	1,304
Provisions	91	7
Cash flow from operating activities before changes in working capital	46,751	27,244

(Increase)/decrease in operating assets and liabilities:
Trade and other receivables, net	2,054	(3,793)
Amounts owed by related parties	675	(1,057)
Inventories, net	3,083	(20,941)
Current tax assets, net	(7,175)	(6,958)
Other current assets	1,822	(3,154)
Trade and other payables	(5,320)	26,648
Amounts owed to related parties	613	2,030
Current tax liabilities, net	2,619	(442)
Other liabilities	(1,133)	563
Provisions	(42)	(41)
Other financial assets	(14,328)	12
Other assets	687	778
Cash generated from operations	30,306	20,889

Interest paid	(1,879)	(946)
Income tax paid	(4,889)	(3,649)
Cash flow provided by operating activities	$23,538	$16,294

Investing activities
Acquisition of property, plant and equipment	(7,224)	(10,518)
Proceeds from sale of property, plant and equipment	—	2,689
Acquisition of intangibles	(5,496)	(5,106)
Advances to related parties	(182)	(139)

Cash flow used in investing activities	$(12,902)	$(13,074)

Financing activities
Proceeds from borrowings	42,137	54,085
Payments on borrowings	(68,201)	(74,242)
Payments to related parties	—	(4,525)
Interest paid on borrowings	(15,010)	(8,639)
Payment of lease liabilities	(2,374)	(2,867)
Repurchase of treasury shares	(156)	—

Cash flow used in financing activities	$(43,604)	$(36,188)

Net decrease in cash	(32,968)	(32,968)
Cash at beginning of the period	43,003	72,112
Effect of exchange rate fluctuations	1,503	(1,592)
Cash at end of the period	$11,538	$37,552

Non-cash financing and investing activities [1]	$23,274	$32,737

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: (1) the inability to successfully retain or recruits officers, key employees, or directors; (2) effects on Procaps’ public securities’ liquidity and trading; (3) the lack of a market for Procaps’ securities; (4) changes in applicable laws or regulations; (5) the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors; (6) the Company’s inability to achieve its cost saving goals and value creating initiatives, (7) our ability to remediate our disclosed material weaknesses within certain time frames, if at all and (8) other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Procaps. Accordingly, forward-looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results. The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on Procaps. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to recognize the anticipated benefits of any acquisitions contemplated or pursued by the Company, the impact of COVID-19 on Procaps’ business, changes in applicable laws or regulations, the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in Procaps’ annual report on Form 20-F filed with the SEC, as well as Procaps’ other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.